Filed by Conoco Inc. Pursuant to Rule 425
                                      under the Securities Act of 1933

                                      Subject Company:     ConocoPhillips
                                      Commission File No.: 333-74798



Set forth below is the press release issued by Conoco Inc. on March 6, 2002 regarding the proposed merger between Conoco and Phillips Petroleum Company.


CONOCO RECEIVES CLEARANCE FROM EUROPEAN COMMISSION AND CANADIAN COMPETITION BUREAU FOR MERGER WITH PHILLIPS

Contact: Carlton W. Adams

HOUSTON (March 6, 2002) - Conoco (NYSE:COC) today announced that the European Commission has completed its investigation of Conoco's proposed merger with Phillips (NYSE:P). The Commission determined that the proposed merger did not raise any competition concerns, and therefore cleared the merger without any undertakings. Conoco also announced that the Canadian Commissioner of Competition issued an Advance Ruling Certificate on February 12, thereby clearing the merger as proposed.

As previously announced, the merger is expected to close in the second half of 2002, pending expiration of the waiting period under the U.S.
Hart-Scott-Rodino Act, a favorable vote by both Conoco and Phillips shareholders, and other customary closing conditions.

                                     #   #   #

3/06/02

ADDITIONAL INFORMATION

On February 7, 2002, in connection with the proposed Conoco/Phillips merger, Conoco, Phillips and ConocoPhillips (formerly CorvettePorsche Corp.) filed a definitive joint proxy statement/prospectus with the Securities and Exchange Commission (the "SEC") regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER BECAUSE IT CONTAINS IMPORTANT INFORMATION. The definitive joint proxy statement/prospectus was sent on February 8, 2002 to stockholders of Conoco and Phillips seeking their approval of the proposed transaction. Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus and other documents filed by Conoco with the SEC at the SEC's Web site at www.sec.gov. The definitive joint proxy statement/prospectus and these other documents may also be obtained for free from Conoco by calling Conoco at 281-293-6800, and through Conoco's Web site at www.conoco.com.

Conoco and its executive officers and certain other members of management and employees may be soliciting proxies from its stockholders in favor of the proposed merger. Information regarding the persons who may, under the rules of the SEC, be considered to be participants in the solicitation of Conoco's stockholders in connection with the proposed Conoco/Phillips merger is set forth in Conoco's proxy statement for a special meeting of stockholders, dated August 8, 2001, and filed with the SEC on August 3, 2001. Additional information is set forth in the definitive joint proxy statement/prospectus.

CAUTIONARY STATEMENT FOR THE PURPOSES OF THE "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in this press release include statements about future financial and operating results and the proposed Conoco/Phillips merger. These statements are not guarantees of future performance, involve certain risks, uncertainties, and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein.

In any forward-looking statement in which Conoco or Phillips expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the risk that Conoco's and Phillips' businesses will not be integrated successfully; costs related to the proposed merger; failure of the Conoco or Phillips stockholders to approve the proposed merger; and other economic, business, competitive and/or regulatory factors affecting Conoco's and Phillips' businesses generally as set forth in Conoco's and Phillips' filings with the SEC, including their Annual Reports on Form 10-K for the fiscal year ended 2000, especially in the Management's Discussion and Analysis section, their most recent Quarterly Reports on Form 10 Q and their Current Reports on Form 8-K. Conoco and Phillips are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.